FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

As of 3/20/2020

Ternium S.A.
(Translation of Registrant's name into English)

Ternium S.A.
26, Boulevard Royal, 4th floor
L-2449 Luxembourg
(352) 2668-3152
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F✓ Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes __ No✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended.
This report contains Ternium S.A.’s press release announcing Annual and Extraordinary General Meetings of Shareholders.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TERNIUM S.A.

By: /s/ Arturo Sporleder
Name: Arturo Sporleder
Title: Secretary to the Board of Directors

Dated: March 20, 2020

Sebastián Martí
Ternium - Investor Relations
+1 (866) 890 0443
+54 (11) 4018 8389
www.ternium.com

Ternium Confirms Annual and Extraordinary General Meetings of Shareholders

Luxembourg, March 20, 2020 – Ternium S.A. (NYSE: TX) confirmed today that its annual general meeting of shareholders will be held on Monday, April 27, 2020, at 2:00 p.m. CET and that an extraordinary general meeting of shareholders will be held immediately after the adjournment of the annual general meeting of shareholders. Both meetings will be held at the Company’s registered office, located at 26, Boulevard Royal, 4th Floor, L-2449, Luxembourg. Each holder of Ternium ADSs as of March 30, 2020, shall be entitled to instruct The Bank of New York Mellon, the depositary bank, as to the exercise of the voting rights pertaining to the shares represented by such holder’s ADSs.

The following documents are available on the Company’s website at www.ternium.com on the Investor section:
•Notice and Agenda for the meetings.
•Shareholder Meeting Brochure and Proxy Statement.
•Company’s 2019 Consolidated Management Report (which includes the Company’s consolidated financial statements as of December 31, 2019 and 2018 and for the years then ended, and the Company’s annual accounts as at December 31, 2019, together with the independent auditors’ report thereon).
•Draft of the consolidated articles of association of the Company, including the amendments to the articles referred to in the agenda for the extraordinary general meeting of shareholders.

Copies of these documents are also available, free of charge, at the Company’s registered office in Luxembourg, between 10:00 a.m. and 5:00 p.m. CET. In addition, shareholders registered in the Company’s share register may obtain electronic copies of such documents, free of charge, by sending an e-mail request to ir@ternium.com.

About Ternium

Ternium is Latin America’s leading flat steel producer, with operating facilities in Mexico, Brazil, Argentina, Colombia, the southern United States and Central America. The company offers a broad range of high value-added steel products for customers active in the automotive, home appliances, HVAC, construction, capital goods, container, food and energy industries through its manufacturing facilities, service center and distribution networks, and advanced customer integration systems. More information about Ternium is available at www.ternium.com.